Exhibit 99(a)(5)

Offer to Purchase for Cash

Any and All Outstanding Common Shares
of
Gucci Group N.V.
at
$85.52 Net Per Share
by
Pinault-Printemps-Redoute S.A.

April 1, 2004

To Our Clients:

      Enclosed for your consideration are the Offer to Purchase dated April 1, 2004 and the related Letter of Transmittal (which together constitute the “Offer”) in connection with the offer by Pinault-Printemps-Redoute S.A., a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France (the “Purchaser”), to purchase for cash any and all of the outstanding Common Shares, nominal value €1.02 per share (the “Shares”), of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (“Gucci”). This letter relates only to Shares listed on the New York Stock Exchange, Inc. (“U.S. Shares”). See Instruction 1 to the Letter of Transmittal. We, or our nominee, are the holder of record of U.S. Shares held for your account. A tender of such U.S. Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender U.S. Shares held by us for your account.

      We request instructions as to whether you wish us to tender any or all of the U.S. Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

      Your attention is directed to the following:

1.	The tender price is $85.52 per Share, net to you in cash in U.S. dollars.

2.	The Offer and withdrawal rights expire at 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004, unless the Offer is extended in the limited circumstances described in the Offer to Purchase.

3.	The Offer is being made to holders of Shares that the Purchaser does not already beneficially own (the “Public Shareholders”) pursuant to the terms of the Settlement and Stock Purchase Agreement, dated as of September 9, 2001, among the Purchaser, Gucci and LVMH Moët Hennessy-Louis Vuitton S.A., and the Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, among Gucci, the Purchaser and a subsidiary of the Purchaser. The Purchaser currently owns approximately 66.83% of the outstanding Shares of Gucci.

4.	The Offer is made for any and all outstanding Shares.

5.	Following the recommendation of the members of Gucci’s Supervisory Board who are unaffiliated with the Purchaser, the Supervisory Board of Gucci and the Management Board of Gucci have determined that the Offer is fair to the Public Shareholders and recommend that the Public Shareholders accept the Offer and tender their Shares. The members of Gucci’s Supervisory Board who are affiliated with the Purchaser recused themselves from voting on the matter in light of their positions. All of the members of Gucci’s Supervisory

Board who are unaffiliated with the Purchaser who were present at the meeting, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

6.	Tendering shareholders will not be obligated to pay brokerage fees or commissions to the U.S. Dealer Manager, the U.S. Depositary, the depositary with respect to the non-U.S. Shares or the Information Agents.

7.	The Offer is not conditioned upon any minimum number of shares being tendered. However, the Offer is subject to certain conditions as set forth under “The Offer — Condition of the Offer” in the Offer to Purchase.

8.	Any stock transfer taxes applicable to the sale of U.S. Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise set forth in Instruction 7 of the Letter of Transmittal. Payments made to a holder of U.S. Shares (or other payee) may be subject to U.S. federal income tax backup withholding at a rate of 28% unless an exemption applies or unless the holder (or other payee) provides the U.S. Depositary with such holder’s (or other payee’s) taxpayer identification number on Substitute Form W-9 in this Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

      If you wish to have us tender any or all of your U.S. Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your U.S. Shares, all such U.S. Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

      In all cases, payment for U.S. Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by The Bank of New York, the depositary with respect to U.S. Shares (the “U.S. Depositary”), of (1) certificates representing the U.S. Shares tendered or timely confirmation of a book-entry transfer of such U.S. Shares into the U.S. Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures for U.S. Shares set forth under “The Offer — Procedure for Tendering Shares” in the Offer to Purchase, (2) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such U.S. Shares into the U.S. Depositary’s account at the Book-Entry Transfer Facility are actually received by the U.S. Depositary.

Instructions with Respect to

Offer to Purchase for Cash
Any and All Outstanding Common Shares
of
Gucci Group N.V.

       The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated April 1, 2004, and the related Letter of Transmittal, in connection with the offer by Pinault-Printemps-Redoute S.A. to purchase any and all of the outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V.

      This will instruct you to tender the number of Shares listed on the New York Stock Exchange, Inc. (“U.S. Shares”) indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of U.S. Shares to be Tendered:	SIGN HERE

Shares*	Signature(s)

Dated ---------------------------------------, 2004

Please print name(s) and addresses here

THIS FORM MUST BE RETURNED TO THE BROKERAGE FIRM MAINTAINING YOUR ACCOUNT.

*	Unless otherwise indicated, it will be assumed that all U.S. Shares held by us for your account are to be tendered.